UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

TILLY’S, INC.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

886885102

(CUSIP Number)

Michael L. Henry

Tilly’s, Inc.

10 Whatney

Irvine, California 92618

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 11, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 886885102	13D	Page 1 of 10 Pages

1.	Name of Reporting Person: Hezy Shaked
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States, Israel

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 7,944,108
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 6,282,073
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,944,108
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 27.0%
14.	Type of Reporting Person: IN

CUSIP No. 886885102	13D	Page 2 of 10 Pages

1.	Name of Reporting Person: Tilly Levine
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States, Israel

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 1,662,035
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,662,035
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 7.2%
14.	Type of Reporting Person: IN

CUSIP No. 886885102	13D	Page 3 of 10 Pages

1.	Name of Reporting Person: Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 0%
14.	Type of Reporting Person: OO (Trust)

CUSIP No. 886885102	13D	Page 4 of 10 Pages

1.	Name of Reporting Person: Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: California

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 0%
14.	Type of Reporting Person: OO (Trust)

CUSIP No. 886885102	13D	Page 5 of 10 Pages

1.	Name of Reporting Person: Reid Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount in Row (11): 0%
14.	Type of Reporting Person: OO (Limited Liability Company)

CUSIP No. 886885102	13D	Page 6 of 10 Pages

Explanatory Note

This Amendment No. 8 to Schedule 13D (this “Amendment No. 8”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on February 24, 2016 (the “Original Statement” and, together with all amendments thereto, this “Statement”), relating to the Class A common stock, par value $0.001 per share (the “Class A Common Stock”), of Tilly’s Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Original Statement.

Item 4. Purpose of Transaction

Item 4 of the Statement is hereby amended and restated in its entirety with the following:

The Distributions were made to the Reporting Persons as described in Item 3 of this Statement for estate planning purposes. No consideration was paid by the any of the Reporting Persons for the Distributions. The Reporting Persons hold the securities reported herein for investment purposes. The Reporting Persons intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

As officers and co-founders of the Issuer, Mr. Shaked and Ms. Levine may engage in discussions with management, the board of directors, shareholders of the Issuer and other relevant parties with regard to the management and policies of the Issuer. The Reporting Persons may, at any time and from time to time, acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions.

10b5-1 Plans

The Hezy Shaked Living Trust UAD 5/18/1999, of which Mr. Shaked is the trustee and beneficiary (the “Hezy Shaked Living Trust”), entered into a stock trading plan on December 14, 2017, each of The Tilly Levine Separate Property Trust Established March 31, 2004, of which Ms. Levine is the trustee and beneficiary (the “Tilly Levine Separate Property Trust”), Trust I and Trust II entered into a separate stock trading plan on June 13, 2018, and the LLC entered into a stock trading plan on June 12, 2018, each in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934 (each, a “10b5-1 Plan”), pursuant to which each of the Hezy Shaked Living Trust, the Tilly Levine Separate Property Trust, Trust I, Trust II or the LLC, respectively, may sell a certain number of shares of the Issuer’s Class A Common Stock (which would be converted at the time of sale, on a one-to-one basis, from Class B Common Stock held by such Reporting Person) in specified amounts at market prices subject to specified limitations. Each of the 10b5-1 Plans for the Hezy Shaked Living Trust, the Tilly Levine Separate Property Trust, Trust I, Trust II or the LLC expires on the earliest of (1) December 20, 2018, September 6, 2019, July 16, 2019, July 16, 2019 and July 17, 2019, respectively, (2) the sale of all of the shares specified under the respective 10b5-1 Plan, (3) the date that the stock trading plan is terminated, or (4) the date the respective seller undergoes a dissolution.

In connection with the Secondary Offering (as defined below) and pursuant to the terms of the Lock-Up Agreements (as defined below) and each 10b5-1 Plan, effective September 4, 2018, the sales under each of the 10b5-1 Plans was suspended until the end of the Lock-Up Period (as defined below). On September 11, 2018, in connection with the closing of the Secondary Offering, the 10b5-1 Plan for each of Trust I, Trust II and the LLC was terminated.

Secondary Offering

On September 6, 2018, in connection with a public offering of Class A Common Stock by certain existing stockholders of the Company, including each of the Reporting Persons (the “Secondary Offering”), the Reporting Persons and the Issuer entered into an Underwriting Agreement dated September 6, 2018 (the “Underwriting Agreement”), by and among Merrill Lynch, Pierce, Fenner & Smith Incorporated as representative (the “Representative”) of the several underwriters named in Schedule I therein (the “Underwriters”), the selling stockholders named therein and listed on Schedule II thereto, including each of the Reporting Persons (the “Selling Stockholders”), and the Issuer. Pursuant to the Underwriting Agreement, the Selling Stockholders agreed to sell 5,500,000 shares of Class A Common Stock to the Underwriters at a price of $17.71 per share (representing a price to the public of $18.50 per share, less underwriting discounts and commissions of $0.79 per share). This transaction closed on September 11, 2018.

CUSIP No. 886885102	13D	Page 7 of 10 Pages

Pursuant to the Underwriting Agreement, the Selling Stockholders also granted the Underwriters a 30-day option to purchase up to an aggregate of 825,000 additional shares of Class A Common Stock (the “Option”). On September 11, 2018, the Underwriters exercised the Option in full. The Option closed on September 14, 2018, and was comprised of 517,294 shares of Class A Common Stock sold by the Hezy Shaked Living Trust and 307,706 shares of Class A Common Stock sold by the Tilly Levine Separate Property Trust.

See Item 5(c) of this Statement for more information regarding the sales of Class A Common Stock pursuant to the Secondary Offering and the Option by the Reporting Persons.

In addition, in connection with the Secondary Offering, each of the Reporting Persons entered into a lock-up agreement (each, a “Lock-Up Agreement”, and collectively, the “Lock-Up Agreements”) with the Representative, pursuant to which and subject to certain specified exceptions, they have agreed not to directly or indirectly offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise, request or demand that we file or make a confidential submission of a registration statement related to, or enter into any swap or other agreements that transfer any shares of the Class A Common Stock or any securities convertible into or exercisable or exchangeable for Class A Common Stock, for a period of 90 days after the date of the Underwriting Agreement (the “Lock-Up Period”).

Voting Trust Agreement

Pursuant to a voting trust agreement, dated June 30, 2011, by and between Mr. Shaked and Ms. Levine (individually and as trustee for The Tilly Levine Separate Property Trust), as amended December 4, 2012 and May 25, 2017 (as amended, the “Voting Trust Agreement”), Ms. Levine has granted Mr. Shaked, as trustee under the agreement, the right to vote the shares of Class A Common Stock and Class B Common Stock held by The Tilly Levine Separate Property Trust.

The descriptions contained in this Statement of each of the 10b5-1 Plans, the Underwriting Agreement, the Lock-Up Agreements and the Voting Trust Agreement are summaries only and are qualified in their entireties by the actual terms of each such agreement (and exhibits thereto) or form of agreement, as applicable, which are filed as exhibits to this Statement and are incorporated herein by this reference. See Item 7 “Material to be Filed as Exhibits.”

Except as stated above, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is amended and restated in its entirety by inserting the following information:

(a) and (b)

The following sets forth, as of the date of this Amendment No. 8, the aggregate number and percentage of shares of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of as of the date hereof, based upon 21,464,574 shares of Class A Common Stock outstanding, which reflects the Class A Common Stock reported by the Issuer as of August 29, 2018 in the Issuer’s most recent Quarterly Report on Form 10-Q, filed on August 30, 2018, plus the additional 5,824,389 shares of Class A Common Stock issued as a result of the automatic conversion of Class B Common Stock held by the Selling Stockholders into Class A Common Stock in connection with the consummation of the Secondary Offering and the Option, and the sales by the Reporting Persons subsequent to August 29, 2018. The information set forth below assumes the conversion of shares of Class B Common Stock held by each respective Reporting Person into Class A Common Stock on a one-for-one basis. Holders of Class B Common Stock are entitled to ten votes per share on all matters to be voted on by the Issuer’s common stockholders, and shares of Class B Common Stock automatically convert, on a one-to-one basis, into Class A Common Stock upon certain events set forth in the Issuer’s Certificate of Incorporation.

CUSIP No. 886885102	13D	Page 8 of 10 Pages

Reporting Person	Amount beneficially owned		Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of	Shared power to dispose or to direct the disposition of
Hezy Shaked	7,944,108	(1)	27.0%	7,944,108	0	6,282,073	0
Tilly Levine	1,662,035	(2)	7.2%	0	0	1,662,035	0
Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer	0		0%	0	0	0	0
Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz	0		0%	0	0	0	0
Reid Investments, LLC	0		0%	0	0	0	0

(1)

Includes (a) 6,282,073 shares of Class B Common Stock held by The Hezy Shaked Living Trust, of which Mr. Shaked is the trustee and beneficiary with sole voting and dispositive power (the “Hezy Shares”), and (b) 1,662,035 shares of Class B Common Stock held by The Tilly Levine Separate Property Trust, of which Ms. Levine is the trustee and beneficiary, over which Mr. Shaked has sole voting power pursuant to a voting trust agreement with Ms. Levine. See Item 6.

(2)

Includes 1,662,035 shares of Class B Common Stock held by The Tilly Levine Separate Property Trust of which Ms. Levine is the sole trustee and beneficiary (the “Levine Shares”). Pursuant to a voting trust agreement with Mr. Shaked, Ms. Levine has granted Mr. Shaked, as trustee under the agreement, the right to vote the Levine Shares. Ms. Levine retains dispositive power over and full economic interest in the Levine Shares. See Item 6.

(c)

From July 27, 2018, the date that the Amendment No. 7 to this Statement (“Amendment No. 7”) was filed with the Commission, through September 11, 2018, the Reporting Persons disposed of an aggregate of 60,000 shares of Class A Common Stock of the Issuer in a series of transactions at prices ranging from $15.71 to $24.87 per share in open market transactions on the New York Stock Exchange pursuant to the 10b5-1 Plans related to each respective Reporting Person. The number of shares of Class A Common Stock disposed of and the weighted average price per share are provided below. The Reporting Persons undertake to provide, upon request by the staff of the SEC, the Issuer, or a security holder of the Issuer, full information regarding the number of shares sold at each separate price for each transaction.

Reporting Person	Date	Shares Disposed of	Weighted Average Price per Share
Tilly Levine	August 9, 2018	10,000	$16.1700
Tilly Levine	August 10, 2018	10,000	$16.3295
The LLC	August 21, 2018	10,000	$17.5498
Trust I	August 22, 2018	5,000	$17.3650
Trust II	August 22, 2018	5,000	$17.3687
Hezy Shaked	August 30, 2018	3,100	$19.7853

CUSIP No. 886885102	13D	Page 9 of 10 Pages

Hezy Shaked	August 30, 2018	6,900	$20.5141
Hezy Shaked	August 31, 2018	1,900	$22.3593
Hezy Shaked	August 31, 2018	4,010	$23.5930
Hezy Shaked	August 31, 2018	4,090	$24.1906

In addition to the shares of Class A Common Stock disposed of pursuant to the 10b5-1 Plans as set forth above, (i) in connection with the closing of the Secondary Offering on September 11, 2018, the Reporting Persons disposed of an aggregate of 4,861,227 shares of Class A Common Stock and (ii) in connection with the closing of the Option on September 14, 2018, the Hezy Shaked Living Trust and the Tilly Levine Separate Property Trust disposed of an aggregate of 825,000 shares of Class A Common Stock, in each case, as further described in Item 4. The number of shares of Class A Common Stock disposed of by each Reporting Person and the price per share are provided below.

Reporting Person	Date	Shares Disposed of		Price per Share(1)
Hezy Shaked	September 11, 2018	2,358,438	(2)	$18.50
Tilly Levine	September 11, 2018	1,343,406		$18.50
Trust I	September 11, 2018	319,386		$18.50
Trust II	September 11, 2018	319,386		$18.50
The LLC	September 11, 2018	520,611		$18.50
Hezy Shaked	September 14, 2018	517,294		$18.50
Tilly Levine	September 14, 2018	307,706		$18.50

(1)	Excludes the underwriting commissions and discounts paid by the Reporting Persons to the Underwriters of $0.79 per share of Class A Common Stock.
(2)

Includes (a) 2,258,438 shares of the Hezy Shares, and (b) 100,000 shares of Class A Common Stock held pursuant to the exercise of options granted to Mr. Shaked, of which 25,000 shares vested and became exercisable on March 24 of each of 2015, 2016, 2017 and 2018. See Item 6.

Except for the transactions disclosed in this Item 5(c), none of the Reporting Persons has effected any transactions in the securities of the Issuer since July 27, 2018.

(d)	None.

(e)

On September 11, 2018, as a result of the consummation of the transactions disclosed in this Amendment No. 8, Trust I, Trust II and the LLC each ceased to be a beneficial owner of more than five percent of Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is amended and restated in its entirety by inserting the following information:

The information set forth in Item 4 of this Statement relating to each of the 10b5-1 Plans, the Underwriting Agreement, the Lock-Up Agreements and the Voting Trust Agreement is hereby incorporated by reference into this Item 6.

Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 886885102	13D	Page 10 of 10 Pages

Item 7. Material to be Filed as Exhibits.

Exhibit Number	Description

1	Tilly Levine Voting Trust Agreement, dated June 30, 2011, by and between Hezy Shaked and Tilly Levine (incorporated by reference to Exhibit 1 of the Schedule 13D filed by the Reporting Persons with the Commission on February 24, 2016).

2	First Amendment to the Tilly Levine Voting Trust Agreement, dated December 4, 2012, by and between Hezy Shaked and Tilly Levine (incorporated by reference to Exhibit 2 of the Schedule 13D filed by the Reporting Persons with the Commission on February 24, 2016).

3	Second Amendment to the Tilly Levine Voting Trust Agreement, dated May 25, 2017, by and between Hezy Shaked and Tilly Levine (incorporated by reference to Exhibit 3 of the Schedule 13D filed by the Reporting Persons with the Commission on May 25, 2017).

4	Form of 10b5-1 Plan (incorporated by reference to Exhibit 3 of the Schedule 13D filed by the Reporting Persons with the Commission on November 22, 2016).

5	Joint Filing Agreement (incorporated by reference to Exhibit 4 of Amendment No. 1 to the Schedule 13D filed by the Reporting Persons with the Commission on November 22, 2016).

6	Underwriting Agreement, dated September 6, 2018, by and among the Underwriters, the Selling Stockholders and the Issuer (incorporated by reference to Exhibit 1.1 of the Form 8-K filed by the Company with the Commission on September 11, 2018).

7	Form of Lock-Up Agreement (included in Exhibit 6 hereto).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2018

/s/ Hezy Shaked
Hezy Shaked

/s/ Tilly Levine
Tilly Levine

Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Netta Shaked-Schroer

/s/ Tilly Levine
Tilly Levine
Trustee

Tilly Levine, Trustee HS Annuity Trust dated August 6, 2010 Trust for Amy Shaked-Diaz

/s/ Tilly Levine
Tilly Levine
Trustee

Reid Investments, LLC
a Delaware limited liability company

/s/ Hezy Shaked
Hezy Shaked
Manager